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THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 4
                                                       ---



                                   FORM 6-K
                                   --------



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                        For the month of February 2000


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                             3-1, OTEMACHI 2-CHOME
                       CHIYODA-KU, TOKYO 100-8116, JAPAN
                   (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F  X     Form 40-F
                                   ---



     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes      No  X
                                      ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-__________.
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                                       2

ANNOUNCEMENT OF ACQUISITION BY REGISTRANT OF ITS OWN STOCK


     On June 29, 1999, the shareholders of the registrant approved at its Ordinary General Meeting of Shareholders the resolution by the registrant's board of directors to acquire up to 120,000 shares of the registrant's own stock in the total amount of up to JPY120,000,000,000 pursuant to Article 212-2 of Japan's Commercial Code concerning acquisition by a stock company of its own shares for cancellation. On February 15, 2000, the registrant completed the approved acquisition with the repurchase of 28,512 shares in the amount of JPY 46,652,210,000. As a result of the repurchase, the number of outstanding shares will be reduced to 15,834,590. On February 15, 2000, the registrant issued a press release on the completion of the acquisition. Attached is an English translation of the press release pertaining to the completion of the acquisition.
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                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          NIPPON TELEGRAPH AND TELEPHONE
                                            CORPORATION



                                          By  /s/   KAZUTO TSUBOUCHI
                                            ------------------------------------
                                            Name:  Kazuto Tsubouchi
                                            Title: Senior Manager
                                                   Investor Relations Group
                                                   Department IV


Date:  February 15, 2000

                                                               February 15, 2000

                    Results of Repurchase of Its Own Stock

This is to announce that the Nippon Telegraph and Telephone Corporation has implemented the repurchase of its own stock from the market in accordance with the provisions of Article 212-2 of the Commerical Code. Details of the repurchase are as follows.

1.  Period of repurchase: February 4, 2000 - February 15, 2000
2.  Number of shares repurchased: 28,512
3.  Total value of shares repurchased: (YEN)46,652,210,000
4.  Method of repurchase: Repurchased in the Tokyo Stock Exchange

(Reference 1)
Approval given at the Ordinary General Meeting of Shareholders held on June 29, 1999.

 .  Type of shares to be repurchased: NTT par-value common stock
 .  Number of shares to be repurchased: 120,000 (maximum)
 .  Total value of shares to be repurchased: (YEN)120 billion (maximum)

(Reference 2)
Cumulative number of its own stock repurchased as of February 15, 2000.

 .  Number of shares repurchased  77,410
 .  Total value of shares repurchased  (YEN)119,999,210,000

The repurchase of its own stock which was approved at the Ordinary General Meeting of Shareholders held on June 29, 1999 and implemented in accordance with the provisions of Article 212-2 of the Commerical Code has been duly completed with the market purchases executed on February 15, 2000.

For further information, please contact:

Osamu Hirokado or Kouji Atarashi
Investor Relations Group, Department IV
Tel: (03) 5206-5581 . E-mail:  investors@hco.ntt.co.jp